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                                                                  EXHIBIT (a)(5)

June 17, 2002

To All Sepracor Employees,

    The grant of stock options to employees has been one of the ways we ensure that our employees participate in the long-term success of Sepracor. In order to provide employees with the benefit of owning stock options that over time may have a greater potential to increase in value, I am pleased to make available to you the opportunity to exchange current stock option grants, which have a price of $18 and above, for future grants.

    If you choose to ask us to exchange any of your eligible options, you properly complete and deliver the election form and we do not reject requests for exchange (which we may do at our discretion), the current stock options you have selected will be cancelled and an equal number of stock options will be granted on or after the first business day six months and one day following the expiration of this offer on July 17, 2002. Currently, the grant date for the new options is scheduled to occur on January 20, 2003, with an exercise price equal to the per share closing price of our common stock on the Nasdaq National Market.

    The details and conditions of this voluntary offer are outlined in the attached document identified as the Offer to Exchange Outstanding Stock Options dated June 17, 2002. Please be sure to read through the attached document carefully. A special Tender Offer Email address: exchangeprogram@sepracor.com will be available for you to submit administrative questions with regard to this offer. You should seek independent financial advice if you have any questions relative to interpretation of this offer or whether you should participate.

    In order to review your stock option grants, you may access your current stock option statements from AST/Salomon Smith Barney in the following ways:

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1. Internet Access at:       www.aststockplan.com; or www.benefitaccess.com
2. Voice Response:           800-367-4777
3. Customer Service:         800-235-1205 ext. 9533 or 888-980-6456
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Additionally, we have requested that AST/Salomon Smith Barney mail to your home a copy of your most recent statement of stock option grants.

    In order to elect an exchange of your current stock option grants, it is a requirement that you send a signed copy of the attached Election Form to Melissa Klinkhamer in Human Resources, by fax at 508-357-7498, or hand delivery or regular overnight mail to 84 Waterford Drive, Marlborough, MA 01752.

    The deadline for receipt of this Election Form is no later than 5:00 P.M., Eastern Daylight Time, on July 17, 2002. You will also have an opportunity to withdraw your election, by submission of a signed Withdrawal Form, which is also attached, by 5:00 P.M., Eastern Daylight Time, on July 17, 2002. If Human Resources does not receive a signed form from you by 5:00 P.M., Eastern Daylight Time, you will not be able to participate in this tender offer exchange. Please make note of the deadline, as no exceptions may be made to it.

    This special offering demonstrates our appreciation of your efforts and to acknowledge the value that we place on you. Again, thank you for your continued efforts to further the future of Sepracor.

Best regards,
Tim Barberich